Exhibit 99.1

PRESS RELEASE

Davis Commodities Limited Announces Fiscal Year 2024 Financial Results

SINGAPORE, April 30, 2025 (GLOBE NEWSWIRE) -- Davis Commodities Limited (Nasdaq: DTCK) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its financial results for the fiscal year 2024.

Ms. Li Peng Leck, Executive Chairperson and Executive Director of Davis Commodities, commented, “Despite the challenges posed by fluctuations in commodity prices and shipping costs, we remain confident in our ability to navigate these temporary headwinds. Our robust logistics supply chain is designed to mitigate the impact of such fluctuations, ensuring a steady flow of operations. Looking ahead, we are committed to expanding our market presence by strengthening our position in existing markets and exploring opportunities in new territories. This strategic approach not only supports growth but also helps diversify regional risks. Furthermore, by leveraging our longstanding relationships with trusted business partners, we aim to seize opportunities in emerging markets, driving long-term value and resilience.”

Fiscal Year 2024 Financial Results

•	Revenue was $132.4 million for the year ended December 31, 2024, compared to $190.7 million for last fiscal year, representing a decrease of 30.6%.

•	Gross profit was $2.3 million for the year ended December 31, 2024, compared to $7.0 million for last fiscal year, representing a decrease of 66.9%.

•	Loss from operations was $3.7 million for the year ended December 31, 2024, compared to income from operations of $1.1 million for last fiscal year.

•	Net loss was $3.5 million for the year ended December 31, 2024, compared to net income of $1.1 million for last fiscal year.

•	Basic and diluted loss per share was $0.14 for the year ended December 31, 2024, compared to earnings per share of $0.04 for the last fiscal year.

Revenue

Total revenue was $132.4 million for the year ended December 31, 2024, representing a decrease of 30.6% from $190.7 million for last year. This decrease was primarily attributable to a moderation in sales of sugar and rice products across key markets, particularly in Southeast Asia and Africa.

	For the year ended December 31,
	2022	%	2023	%	2024	%
	US$’000		US$’000		US$’000

Sale of sugar	$154,757	74.9	$116,443	61.0	$86,599	65.5
Sale of rice	34,200	16.5	26,440	13.9	18,680	14.1
Sale of oil and fat products	17,568	8.5	47,623	25.0	26,642	20.1
Sale of others	192	0.1	218	0.1	448	0.3
Total revenue	$206,717	100.0	$190,724	100.0	$132,369	100.0

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In 2024, our operations in the sugar, rice and palm oil sectors faced a decline in revenue, driven by a range of supply chain disruptions, rising cost, regulatory challenges, and shift in market demand.

•	Revenue from sales of sugar was $86.6 million, a decline of 25.6% from $116.4 million in 2023. The sugar segment saw lower volumes due to regulatory constraints and the limited availability of USD payments in certain African countries.

•	Revenue from sales of rice was $18.7 million, down 29.3% from $26.4 million in 2023. Rice sales were affected by ongoing restrictions on exports from India, which disrupted sourcing and impacted pricing competitiveness.

•	Revenue from sales of oil and fat products was $26.6 million, a decrease of 44.1% from $47.6 million in 2023. Sales of oil and fat products, which had grown significantly in the prior year, adjusted during 2024, reflecting a normalization in demand and pricing.

•	Revenue from sales of other products (e.g., creamer and tomato puree) was $0.4 million, reflecting a 105.5% growth from $0.2 million in 2023. Sales of other products, consisting primarily of creamer and tomato puree, reflect a gradual expansion in niche product offerings.

A breakdown of revenue by geographic regions for the fiscal years ended December 31, 2024 and 2023 is summarized below:

	For the year ended December 31,
	2022	%	2023	%	2024	%
	US$’000		US$’000		US$’000

Africa	$56,863	27.5	$80,637	42.3	$68,448	51.7
China	16,629	8.0	17,731	9.3	11,957	9.0
Indonesia	79,645	38.5	22,502	11.8	12,672	9.6
Vietnam	28,663	13.9	9,109	4.8	6,999	5.3
Philippines	3,237	1.6	19,372	10.2	2,850	2.2
Thailand	1,980	1.0	13,119	6.9	12,989	9.8
Singapore	8,808	4.3	18,889	9.9	10,105	7.6
Other countries	10,892	5.2	9,365	4.8	6,349	4.8
Total revenue	$206,717	100.0	$190,724	100.0	$132,369	100.0

•	Africa remained our largest contributor, accounting for approximately $68.4 million, or 51.7% of total revenue, representing a decrease of approximately $12.2 million, or 15.1%, compared to the year ended December 31, 2023.

•	China contributed approximately $12.0 million, or 9.0%, decrease approximately $5.8 million, or 32.6%.

•	Indonesia recorded approximately $12.7 million, or 9.6%, reflecting a decrease of approximately $9.8 million, or 43.7%.

•	Philippines recorded approximately $2.9 million, or 2.2%, reflecting a decrease of approximately $16.5 million, or 85.3%.

•	These four regions represented the most material changes in our geographic revenue mix for the year.

Cost of Revenue

Our cost of revenue decreased by approximately $53.7 million, or 29.2%, to approximately $130.0 million for the year ended December 31, 2024, from approximately $183.7 million for the year ended December 31, 2023. The decrease was mainly driven by lower costs across all major product segments. The cost of sugar sales fell by approximately $27.7 million, or 24.5%, while rice and oil and fat products declined by approximately $6.7 million, or 26.6%, and $19.4 million, or 43.0%, respectively. The decline reflects lower sales volumes, product mix changes, and softer raw material prices. The cost of others, primarily creamer and tomato puree, rose slightly in line with increased sales volume, amounting to approximately $0.4 million.

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Gross Profit and Gross Margin

For the year ended December 31, 2024, our gross profit decreased by approximately $4.7 million, or 66.9%, to approximately $2.3 million, compared to approximately $7.0 million for the year ended December 31, 2023.

Gross margin declined to 1.8% from 3.7%, due to lower sales volumes, reduced pricing flexibility, and higher input costs arising from commodity price fluctuations and supply chain disruptions.

Operating Expenses

Operating expenses of the Company were $6.0 million for fiscal year 2024, which increased by 2.4% from $5.9 million for fiscal year 2023.

•	Selling and marketing expenses decreased by approximately $0.7 million, or 29.4%, to approximately $1.7 million, compared to approximately $2.4 million for the year ended December 31, 2023. This decrease was mainly due to lower sales commissions and reduced business development activities.

•	General and administrative expenses increased to approximately $4.3 million, compared to approximately $3.4 million for the year ended December 31, 2023, and approximately $2.3 million for the year ended December 31, 2022. The increase in 2024 was primarily attributable to higher listed company-related expenses, which accounted for approximately 35.4% of the total general and administrative expenses. These included legal and professional fees, listing fees, and other associated costs such as transfer agent fees, director fees, investor relations, audit fees and consultancy fees. In addition, an allowance for expected credit losses of approximately $0.3 million was recognized in 2024.

Other Income and Interest Expense

Other income was $0.5 million for fiscal year 2024, which increased by 143.4% from $0.2 million for fiscal year 2023. This increase was primarily due to an increase in interest income charged to a related party compared to the previous fiscal year 2023.

Interest expense increased by approximately $0.023 million, or 20.9%, from approximately $0.11 million for the year ended December 31, 2023 to approximately $0.13 million for the year ended December 31, 2024. The increase was mainly due to full-year interest accrued to a related party, compared to interest that only began accruing from July 2023. The Company also acquired a motor vehicle in 2023 under a finance lease arrangement, which resulted in additional interest expense.

Net Income

Taking into account all of the above, the Group recorded a net loss of approximately $3.5 million for the year ended December 31, 2024, compared to a net income of approximately $1.1 million for the year ended December 31, 2023 and approximately $4.6 million for the year ended December 31, 2022.

Financial Condition

As of December 31, 2024, the Company had cash and cash equivalents of $0.68 million, compared to $1.3 million as of December 31, 2023.

Net cash used in operating activities was approximately $0.8 million, primarily reflecting our net loss of approximately $3.5 million, as positively adjusted by (i) non-cash expenses such as depreciation, unrealized loss on derivative contract at fair value, allowance for expected credit losses of approximately $0.3 million, and interest expenses totaling approximately $0.1 million, and (ii) a decrease in accounts receivable of approximately $9.4 million. These were offset by (i) a decrease in accounts payable, accruals and other payables of approximately $6.2 million, (ii) a decrease in income tax payable and lease liabilities totaling approximately $0.7 million, and (iii) an increase in margin deposits of approximately $0.04 million.

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Net cash used in investing activities was approximately $0.01 million, primarily for administrative and operational purpose.

Net cash provided by financing activities was approximately $0.1 million, mainly attributable to advances from a related party of approximately $0.5 million, partially offset by repayment of bank borrowings of approximately $0.2 million, finance lease repayments of approximately $0.03 million and interest payments totaling of approximately $0.09 million.

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2023. For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S.Securities and Exchange Commission.

For more information, please contact:

Davis Commodities Limited
Investor Relations Department
Email: investors@daviscl.com

Celestia Investor Relations
Dave Leung
Email: investors@celestiair.com

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2023	2024
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	1,330	678
Accounts receivable, net	15,267	7,692
Prepaid expenses and other current assets, net	6,131	3,521
Inventory	537	319
Total current assets	23,265	12,210
Property, plant and equipment	633	578
Right-of-use asset	73	37
Loan to a related party, net	5,907	5,972
Other receivable – non-current, net	–	891
Total non-current assets	6,613	7,478
TOTAL ASSETS	29,878	19,688

Liabilities
Current liabilities:
Bank loans - current	207	219
Lease payable - current	36	37
Finance lease - current	29	29
Accounts payable	14,323	9,134
Accruals and other current liabilities	3,850	2,236
Income taxes payable	713	35
Total current liabilities	19,158	11,690
Bank loans – non-current	323	103
Lease payable – non-current	38	–
Finance lease – non-current	101	72
Deferred tax liabilities	–	–
Amount due to a related party	–	1,096
Total non-current liabilities	462	1,271
TOTAL LIABILITIES	19,620	12,961

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2023 and 2024; 24,500,625 shares issued and outstanding**	*	*
Additional paid-in capital	3,151	3,151
Merger reserve	1,113	1,113
Retained earnings	5,981	2,452
Accumulated other comprehensive income	13	11
Total shareholders’ equity	10,258	6,727
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	29,878	19,688

*	Retrospectively restated for the effect of a 2,325-for-1 share subdivision
**	Denotes amount less than US$’000.

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Revenues	206,717	190,724	132,369
Cost of revenues	(193,840)	(183,695)	(130,044)
Gross profit	12,877	7,029	2,325
Operating expenses:
Selling and marketing expenses	(5,307)	(2,439)	(1,723)
General and administrative expenses	(2,287)	(3,443)	(4,302)
Total operating expenses	(7,594)	(5,882)	(6,025)
Income/(loss) from operations	5,283	1,147	(3,700)

Other income/(expense):
Other income	285	198	482
Interest expense	(33)	(110)	(133)
Total other income	252	88	349
Income/(loss) before tax expense	5,535	1,235	(3,351)
Income tax expense	(920)	(149)	(178)
Net income/(loss)	4,615	1,086	(3,529)
Other comprehensive (loss)/income
Foreign currency translation (loss)/gain, net of taxes	(2)	8	(2)
Total comprehensive income/(loss)	4,613	1,094	(3,531)
Net income/(loss) per share attributable to ordinary shareholders
Basic and diluted	$0.20	$0.04	$(0.14)
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	23,250,000	24,500,625	24,500,625

*	Retrospectively restated for the effect of a 2,325-for-1 share subdivision

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DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Net income/(loss)	4,615	1,086	(3,529)
Adjustments:
Depreciation and amortization	58	62	96
Unrealized loss on derivative contract at fair value	218	–	14
Allowance for expected credit losses	–	500	254
Impairment loss for damaged inventory	–	16	–
Bad trade debts written off	–	2	*
Interest expense	33	103	129
Interest expense on finance lease	–	2	4
Interest expense on lease liability	*	5	–
Interest income	(56)	(88)	(384)
	4,868	1,688	(3,416)
Changes in operating assets:
(Increase)/decrease in inventories	(2,082)	1,624	218
Decrease/(increase) in margin deposits	559	571	(41)
Decrease/(increase) of accounts and other receivables	4,146	(10,808)	9,398
(Increase)/decrease in deferred offering costs	(1,129)	1,129	–
(Decrease)/increase in accounts and other payables, and accruals	(8,727)	8,253	(6,221)
Decrease in amount due from directors	*	–	–
Decrease in operating lease liabilities	–	(3)	(37)
Increase/(decrease) in income tax payable	419	(645)	(678)
Cash (used in)/ provided by operating activities	(1,946)	1,809	(777)

Interest received	56	88	–
Purchase of property, plant and equipment	(14)	(296)	(5)
Cash provided by/(used in) investing activities	42	(208)	(5)

Advances from related parties	*	–	453
Loan to a related party	–	(5,907)	–
Issuance of share capital	*	*	–
Dividend paid	(3,001)	–	–
Net proceeds from offering	–	3,151	–
Proceeds from bank borrowings	575	–	–
Proceeds from finance lease	–	144	–
Repayment of bank borrowings	(146)	(155)	(208)
Interest paid	(33)	(28)	(82)
Principal payment of finance lease	–	(14)	(29)
Principal payment of lease liabilities	(38)	–	–
Payment of interest on finance lease	–	(2)	(4)
Payment of interest on lease liabilities	*	–	–
Cash (used in)/provided by financing activities	(2,643)	(2,811)	130

Net change in cash and cash equivalents	(4,547)	(1,210)	(652)
Cash and cash equivalents as of beginning of the year	7,087	2,540	1,330
Cash and cash equivalents as of the end of the year	2,540	1,330	678

Supplementary Cash Flows Information
Cash paid for taxes	(499)	(791)	(856)
Operating lease asset obtained in exchange for operating lease obligations	–	150	–
Dividend that was offset against loan assumed by shareholder/director	(671)	–	–

*	Denotes amount less than US$’000.

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Forward-Looking Statements

This press release contains forward-looking statements that are based on the management’s current expectations, estimates, and assumptions about future economic conditions, industry performance, company operations, and financial results. These statements are not guarantees of future events or performance and involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements due to factors such as changes in economic conditions, market trends, industry developments, and operational factors. There can be no assurance that the expected events or outcomes will occur as anticipated.

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